UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November ,2004.

Commission File Number

Western Silver Corporation

(Translation of registrant's name into English)

Suite 1550, 1185 West Georgia Street, Vancouver, B.C., V6E 4E6, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F □ or Form 40-F.
Form 20-F ✓ Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ✓

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No ✓.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Silver Corporation
(Registrant)

Date: November 26, 2004

By: ____________
(Signature)*

Jeffrey Giesbrecht, V.P. Legal

* Print the name and title under the signature of the signing officer.

SEC 1815 (11-02) **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

TECHNICAL REPORT

PRELIMINARY RESOURCE ESTIMATE

FOR THE

PEÑASCO DEPOSIT

PEÑASQUITO PROJECT

STATE OF ZACATECAS, MEXICO

Report prepared for: Western Silver Corporation

Report prepared by: J. Marlow, P.Eng.
Marlow Mining Engineering Services

November 03, 2004

EXECUTIVE SUMMARY

INTRODUCTION

This technical report describes the work performed, the results obtained and the conclusions reached in the estimation of mineral resources for the Peñasco deposit at the Peñasquito property. The information is presented in accordance with the requirements stipulated in National Instrument 43-101, Standards of Disclosure for Mineral Projects in effect on the date of this report.

The author has prepared this technical report at the request of Western Silver Corporation ("Western Silver"), an issuer, in support of their filing requirements for public disclosure of the Peñasco deposit resource estimate under applicable Canadian securities regulations.

The exploration of the Peñasco deposit by Western Silver forms one part of an ongoing program of exploration and investigation in the larger area known as the Peñasquito property located in the northeast of the State of Zacatecas in north central Mexico. Although initial exploratory drilling of the Peñasco deposit was first undertaken by Minera Kennecott S.A. de C.V. in mid-1995, this is the first publicly reported mineral resource estimate for the Peñasco deposit.

The resource estimate for Peñasco is preliminary since drilling is ongoing, the objective of which is to further develop the interpretation and definition of geological controls to mineralization, and to increase the confidence level of mineral resources.

In addition to direct observation, personal communication with Western Silver geological staff, and direct investigation by the author, the information used in the preparation of this estimate was obtained from numerous sources including prior reports on the Chile Colorado deposit. The Chile Colorado deposit lies approximately 1.5 km southeast of the Peñasco deposit.

PROPERTY DESCRIPTION AND LOCATION

The Peñasquito project is situated in the western half of the Concepción del Oro district in the north-east of Zacatecas State, Mexico, approximately 200 km north-east of the city of Zacatecas, at approximately 24° 39' N latitude / 101° 40' W longitude. The closest major town is Concepción del Oro which lies on Mexican highway 54.

A good network of road and rail services exists in the region. At present road access to the site is gained by travelling west out of Concepción del Oro on a narrow, switch backed but well-maintained mostly cobbled road approximately 15 km to the town of Mazapil. The property is located a further 12 km west from Mazapil at El Peñasco. The road to the property from Mazapil is paved for about 6 km. After that the road to El Peñasco is gravel but well maintained. The Peñasco deposit lies beneath this main road.

The Peñasquito property is situated in a broad desert valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. The valley is covered by up to 30 metres of alluvium. The local terrain is mainly flat, and vegetation is a mixture of low bushes, cactus plants, desert palm trees, and coarse grasses. The prevailing elevation is approximately 1900 m above sea level.

Western Silver owns 100% of the mineral rights on 14 concessions covering an area of approximately 39,000 hectares located in the north-eastern portion of the State of Zacatecas in north central Mexico. The geological exploration and property development work that Western Silver is conducting in this area is known as the "Peñasquito project". The specific area under investigation at present, which encompasses both the Chile Colorado and Peñasco deposits as well as a number of other targets of interest, covers approximately 3,254 ha within 5 contiguous concessions, namely the La Peña, El Peñasquito, Las Peñas, Alfa and Beta concessions.

Western Silver is currently in possession of valid exploration permits for the geological exploration work being performed.

A 2% NSR royalty is owed to Kennecott on production from several concessions, including concessions that encompass the Chile Colorado and Peñasco deposits. In addition, a 3% NSR royalty is payable to Grupo Industrial de Coahuila S.A. de C.V., as assignee from Minera Catasillas, S.A. de C.V., on the El Peñasquito, Las Peñas, La Peña, Mazapil and Mazapil 2 concessions. This 3% royalty can be purchased for US$ 5 million, and would include any production from the Peñasco deposit, but not the Chile Colorado deposit. Other than the above royalties and government assessment obligations, there are no payments or other future obligations due from Western Silver with respect to the concessions.

HISTORY

The Concepción del Oro district has produced on the order of 250 million ounces silver and 1.5 million ounces of gold plus copper-lead-zinc from numerous mines that exploited limestone-hosted skarn and chimney replacement deposits as well as an intrusive-hosted disseminated sulphide deposit. Minera Tayahua remains in production at 2,000 tonnes/day from a newly discovered chimney deposit beneath the old San Marcos Mine near Salaverna in the eastern Mazapil valley.

Western Silver acquired a 100% interest in the Peñasquito concessions from Minera Kennecott S.A. de C.V. in March 1998. Since that time Western Silver has conducted geophysical surveys and has done extensive drilling on the property. The work by Western Silver has resulted in resource estimates for the Chile Colorado and Peñasco deposits, and identification of numerous exploration targets in the immediate area.

Western Silver plans to continue the Peñasco drill program into 2005, and additional drilling is planned for the other property targets: EL Sotol, NW Chile Colorado, Azul Breccia and Las Palmas prospects.

GEOLOGICAL SETTING

The regional geology of the area is well understood and has been extensively mapped. Concepción del Oro lies within the Mexico Geosyncline, a 2.5 km thick series of marine sediments deposited during the Jurassic and Cretaceous Periods and consisting of a 2000 metre thick sequence of carbonaceous and calcareous turbidic siltstones and interbedded sandstones underlain by a 1200 metre thick limestone sequence.

The two sierras in the area are separated in the western half of the district by the Mazapil Valley which is a synclinal valley underlain by the Upper Cretaceous Caracol Formation. The Caracol siltstone-sandstone section is generally flat lying in the valley with occasional small parasitic anticlines and drag folds along faults.

The local geology is dominated almost entirely by the rocks of the Mexico Geosyncline. The oldest rocks in the area are the Upper Jurassic aged limestones and cherts of the Zuloaga Limestone.

These rocks are overlain by the La Caja Formation, a series of thinly bedded phosphatic cherts and silty to sandy limestones that may be fossiliferous.

The La Caja Formation is overlain by the limestones and argillaceous limestones of the Taraises Formation which in turn are overlain by the limestones of the Cupido Formation, one of the more favourable host rock units for much of the mineralization previously mined in the area.

The Cupido limestones are overlain by the cherty limestones of the La Pena Formation, deposited during the Lower Cretaceous Period. These rocks are in turn overlain by the Cuesta del Cura limestone.

The Indidura Formation, a series of shales and calcareous siltstones and argillaceous limestones overlie the Cuesta del Cura limestone.

Upper Cretaceous Period rocks of the Carocol Formation, consisting primarily of interbedded shales and sandstones, overlie the Indidura Formation. These rocks dominate the geology in the Peñasquito Project area and are overlain by the Tertiary aged Mazapil Conglomerate.

A large granodiorite stock is believed to underlie the entire area and the sediments described above are cut by numerous intrusive dykes, sills and stocks of intermediate to felsic composition. The intrusives are interpreted to have been emplaced from the late Eocene to mid-Oligocene Epochs and have been dated at 30-40 million years in age.

DEPOSIT TYPES

Both the Caracol sediments and the granodiorite are believed to have been intruded along the western and southern margins of the granodiorite by one or two quartz-feldspar porphyry stocks. The porphyry stocks did not reach surface but are at depth. They are represented at the bedrock surface by two hydrothermal diatreme breccia pipes, the Azul and Outcrop breccia pipes. There is a single outcrop of silicified breccia of the Outcrop breccia, the *Peñasco*. It is the only outcrop on the property.

Both breccia pipes are believed to have erupted to and breached surface. Their eruption craters and ejecta aprons have since been eroded away, and the current bedrock surface at Peñasquito is estimated to be on the order of 50-75 meters below the paleo-eruption surface. Both of the breccia pipes sit within a hydrothermal alteration shell of propylitic alteration that has largely been overprinted by weak phylitic alteration that intensifies at depth.

MINERALIZATION

Sulphide mineralization occurs in the Chile Colorado deposit, in the Peñasco deposit hosted in the Outcrop breccia, in the Luna Azul and Azul NE deposits hosted in the Azul Breccia, and at other smaller targets on the Peñasquito project. Exploration drilling has recently focused on the large Peñasco deposit.

The Peñasco deposit is in the east half of the Outcrop breccia directly above the projected throat of the brecca pipe. In plan view it is ovoid in shape, at least 300 meters wide in an east direction and 450 meters long in a north direction, and has formed around a complex series of small quartz-porphyry stocks and dikes with some felsite dikes. It is composed of disseminations and veinlets of medium to coarse-grained sphalerite-galena-argentite, other unidentified silver sulfosalts, minor tetrahedrite-polybasite and common gangue of calcite-rhodochrosite-quartz-fluorite.

The intrusive rocks themselves are also often mineralized. Mineralization also extends upwards along the north and south contact. At the south contract, it extends upwards in the mixed clast breccia (Bxm) adjacent to the northwest faults that cut the breccia pipe.

The most common mineral host is the intrusive hydrothermal breccia (Bxi). This breccia is the dominant rock below the 1,600 meter level. It also is widely distributed as a halo around the porphyry stocks and dikes. The porphyry often appears to brecciate into the Bxi as it passes upwards. Mineralization is present in the upper mixed clast breccia along the south contact, the quartz-felsdpar porphyry intrusive breccia (Ibx) and to a lesser extent the quartz-porphyry dikes. The felsite dikes are at times also good mineral hosts.

EXPLORATION

Kennecott completed numerous air and ground based geophysical surveys on the Peñasquito claim groups between 1994 and 1997. The aeromagnetic survey of the region defined an 8 km x 4 km, NS trending magnetic high centered roughly on the Outcrop Breccia. These surveys provided coverage of the area including the Peñasco zone, confirming the area as a suitable target for drilling.

In 2004 Western Silver initiated additional CSMAT and IP surveys that extended coverage on the older lines, and extended coverage to the east of the pre-existing coverage. The geophysical database for the Peñasquito project area now provides a detailed electric cross-section that images changes in geology, and appears to identify specific targets of interest.

Kennecott completed an extensive rapid air blast ("RAB") drilling campaign across much the Peñasquito project area after the discovery of the Chile Colorado deposit. This program, designed to systematically test the entire project area, consisted of 250 holes. The holes penetrated the extensive overburden cover and collected chip samples from anomalies, which had been discovered during the numerous geophysical surveys as well as outlining other, previously unknown anomalies. Twenty-eight of the RAB holes in this campaign by Kennecott were drilled within and immediately adjacent to the Peñasco zone breccia pipe. The geochemical survey results indicated that further exploration was warranted in this area. Exploration drilling results have subsequently confirmed significant mineralization in the Peñasco zone.

DRILLING

Drilling at the Peñasquito property has focused on the exploration of three principal areas: Chile Colorado, Azul (Azul Breccia, Azul NE and Luna Azul) and Peñasco. Work is presently concentrated on both in-fill and step-out exploration drilling of the Peñasco zone.

The Peñasquito property has been drilled by different operators over several campaigns and phases beginning in 1995 under Minera Kennecott S.A. de C.V.

The Peñasco drilling upon which this resource estimate is based is comprised of 144 drillholes from seven phases and all historical campaigns with the exception of the Minera Hochschild campaign during 2000, which focused on the Chile Colorado deposit.

The nominal drilling grid at the Peñasco zone is 50 x 50 metres.

A total of 45,135 m of drilling has produced 21,802 samples at an average length of 2.1 m to the end of Phase 10 drilling, which concluded in July 2004. The average spacing between drillhole samples used for resource estimation purposes at Peñasco is 25 m. This distance was considered sufficient to establish grade continuity over most of the drilling grid to the end of Phase 10 drilling.

SAMPLING METHOD AND APPROACH

Due to the alluvial cover at Peñasquito the vast majority of sampling at Peñasco has been done using either reverse circulation or diamond core drilling. All drilling in 2004 and most drilling at Peñasco has been primarily HQ size core drilling, but narrowing to NQ diameter at depth in the longer holes.

Western Silver reports that it samples drillholes from bedrock to final depth. The standard sample interval is 2.0 metres. Some samples are limited to geological boundaries less than 2.0 metres in length. A senior geologist examines the core, defines the primary sample contacts, and designates the axis along which to cut the core. Special attention in veined areas must be taken to ensure representative splits are made perpendicular and not parallel to veins.

Geological logging is very detailed and follows the geological legend on a regional scale. Once the core has been measured, marked, photographed and logged geotechnically and geologically the core boxes are brought to the diamond saw cutting stations. The core is sawed in half. One half of every sample is placed into a heavy plastic bag. The Splitter's Helper has previously marked the drill hole and sample number on a plastic bag and inserted the relative sample tag in the plastic bag.

Standard Reference Material samples and blanks are inserted into the sample stream going to the assay laboratory in a documented sequence on a frequency of approximately 1 in 20 samples.

A Minera Peñasquito truck transports the sacks to the ALS Chemex laboratories in Guadalajara approximately once per week, where the samples are prepped and pulped. Pulps are sent to ALS Chemex labs in Vancouver where they are assayed and checked. At present ALS Chemex is WSC's primary assay lab. Check samples are sent to Acme Labs of Vancouver.

The author reviewed sample preparation procedures on site prior to shipment to the laboratory and is of the opinion that they are secure and adequate.

An independent sampling, preparation and assaying audit was not performed by the author.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

The quality assurance and quality control procedures ("QA/QC") reviewed by this author were limited to procedures for sampling and assaying of the most recent Phase 9 and 10 drilling programs, corresponding to data derived from drillholes WC-101 through WC-179. QA/QC procedures and results from all prior drilling campaigns at Peñasquito were reviewed by SNC-Lavalin and documented in their 2003 and 2004 mineral resource estimate reports.

A series of standard, blank, duplicate and check assaying runs were carried out by Western Silver for both Phase 9 and Phase 10. The author has reviewed procedures and the results of Western Silver's QA/QC program.

DATA VERIFICATION

Based on a review of Western Silver's sample preparation, analysis, security, and QA/QC procedures to date with respect to database verification, the author is of the opinion that the database used for the Peñasco resource estimate is accurately compiled and maintained, and is suitable for use in mineral resource estimation.

ADJACENT PROPERTIES

There are no adjacent properties from which exploration information or resource estimates would lead directly to a better of understanding of the Peñaquito property deposit and mineralization models.

MINERAL PROCESSING AND METALLURGICAL TESTWORK

Testwork to date on samples from the Peñasco deposit has been limited and no definitive conclusions can be made at the present time. Some preliminary tests were performed for Kennecott during the early exploration of the Peñasquito area. This work was performed over a number of months from late 1995 to mid 1997 as part of a program of testwork covering samples from the Chile Colorado deposit, Peñasco and Azul Breccias. In addition some tests targetting the oxide material in Peñasco were performed for Western Silver around the middle of 2004.

DEPOSIT MODELING AND MINERAL RESOURCE ESTIMATE

As a result of a review of the provided information the author confirmed that, in accordance with CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, the quality of information available for the Peñasco deposit was sufficient for mineral resource estimation and classification of this deposit into indicated and inferred categories.

The author estimated the total indicated resources in the sulphide zone of the Peñasco deposit to the end of Phase 10 drilling to be 124.3 million tonnes (Mt) at an average grade of 9.4 $/tonne NSR, 27.5 g/t Ag, 0.50 g/t Au, 0.31% Pb and 0.64% Zn. The estimate is reported at a cut-off grade of 3.75 $/t NSR. Inferred sulphide mineral resources totalling 84.2 Mt at an average grade of 9.3 $/tonne NSR, 26.0 g/t Ag, 0.51 g/t Au, 0.29% Pb and 0.65% Zn were estimated at a 3.75 $/t NSR cutoff grade.

Oxide resources were also estimated at a 5 g/t Ag cutoff, as follows:

Indicated:	26.2 Mt @ 19.7 g/t Ag, 0.19 g/t Au
Inferred:	8.0 Mt @ 15.8 g/t Ag, 0.19 g/t Au

This mineral resource estimate represents the total *in situ and undiluted* mineral resources for the Peñasco deposit to the end of the Phase 10 drilling campaign.

INTERPRETATION AND CONCLUSIONS

This report presents a mineral *resource* estimate for the Peñasco deposit. No attempt is made to specifically characterize Peñasco *reserves* or a likely mining development scenario for the Peñasco deposit. The Peñasco deposit is not a development property and is not in operation. The adjacent Chile Colorado deposit has been investigated to a pre-feasibility level of detail but is not in operation. Given the proximity of the Peñasco deposit to Chile Colorado and the pre-feasibility level development work done to date on that deposit, it is reasonable to expect that the two deposits will be developed in concert with one another.

Exploration and drilling is continuing actively at the Peñasco zone to enhance knowledge of geological controls and extents of mineralization. It is anticipated that this will result in an increase in resources at the measured and indicated level of confidence.

RECOMMENDATIONS

The following recommendations have been made in respect of future exploration work on the Peñasco deposit specifically and the Peñasquito property in general:

- To continue additional infill and perimeter drilling in the Peñasco zone in order to upgrade the inferred and indicated categories of mineral resources into indicated and measured categories. Western Silver reports that this is an objective of their current Phase 11 drilling campaign.

- Other exploration targets at the Peñasquito property, namely El Sotol, Northeast Azul, Azul Breccia, and Las Palmas, are presently not estimated or estimated to the inferred category only due to a limited number of samples or a low level of confidence in the geological interpretation of these zones. Additional drilling is recommended for these zones to enable estimation and classification of their mineral resources.

- Dry bulk density and specific gravity determinations should be incorporated into Western Silver's exploration program on the Peñasquito property in a systematic, frequent and repeatable manner as an integral part of the exploration program.

- In view of the present rate of drilling on the property it is recommended that drillhole collar surveys be completed at approximately twice the frequency of present practice. This will reduce the lag time between estimated and final collar locations and will assist in maintaining the quality of the database. It is also recommended, in view of the new instrumentation being used, that downhole surveys be supervised by geological staff to ensure accurate readings / recordings by drill company staff.

- In view of the present rate of drilling on the property, the author recommends that a geologist with direct geological logging experience in all areas of the Peñasquito property be assigned specifically to interpretation of alteration, lithological and structural boundaries such that up to date geological sections and level plans can be maintained, as well as edited easily on an ongoing basis as drilling adds more information. The author further recommends that this information be maintained in an electronic database such that updating can be accomplished in a timely manner, and so that the information is easily accessible at any time for resource estimation purposes.

- The author has reviewed QA/QC results and analyses for Phase 9 and for the portion of the Phase 10 program that was available to date. No significant concerns are apparent. The procedures being followed presently ensure that erroneous or unverifiable assays do not become part of the project's database. Nevertheless, to ensure best practice objectives are met it is recommended that additional resources be allocated specifically to the design, maintenance and complete documentation of QA/QC procedures on and off site. The documentation should include a review of historical QA/QC practice by Kennecott.

I, **Jim Marlow, P. Eng.**, certify that:

I am currently Principal of

Marlow Mining Engineering Services
Suite 1711 – 945 Marine Drive
West Vancouver, BC
Canada V7T 1A8

I am a graduate of University of British Columbia having been granted a B.A. Sc. in Mining and Mineral Process Engineering in 1987.

I am a Professional Engineer in good standing, Registration Number 20474, registered with the Association of Professional Engineers and Geoscientists of British Columbia;

I have practiced my profession continuously since 1987;

I am, by virtue of my training and experience, a "qualified person" as described in Section 1.2 of National Instrument 43-101, with respect to all technical matters of mineral resource estimates as discussed in the report entitled "Technical Report, Preliminary Resource Estimate for the Peñasco Deposit, Peñasquito Project, Zacatecas State, Mexico" dated November 2004;

I have supervised and am responsible for the estimation of the mineral resource estimates of the above-mentioned report;

I am not aware of any material facts, changes or omissions with respect to the subject matter of this report that would materially affect the reported conclusions and results presented in the report entitled "Technical Report, Preliminary Resource Estimate for the Peñasco Deposit, Peñasquito Project, Zacatecas State, Mexico";

I did not receive, nor do I expect to receive any interest, direct or indirect, in the property discussed in "Technical Report, Preliminary Resource Estimate for the Peñasco Deposit, Peñasquito Project, Zacatecas State, Mexico";

I have had prior involvement with the Peñasquito property that is the subject of this report. I have provided Mining Engineering services to Western Silver Corporation in respect of the Chile Colorado deposit also located on the Peñasquito property;

I have read and understand National Instrument 43-101, Companion Policy 43-101 CP, Form 43-101 F and the Canadian Institute of Mining, Metallurgy and Petroleum *Standards on Mineral Resources and Reserves – Definitions and Guidelines* . The mineral resource estimates as stated in the report entitled "Technical Report, Preliminary Resource Estimate for the Peñasco Deposit, Peñasquito Project, Zacatecas State, Mexico." were prepared in compliance with the aforementioned documents.

By virtue of my signature and seal below, I hereby consent to the filing of the mineral resource estimates as presented in the document entitled "Technical Report, Preliminary Resource Estimate for the Peñasco Deposit, Peñasquito Project, Zacatecas State, Mexico." for the purposes described in National Instrument 43-101.

Jim Marlow, P.Eng.

"James M. Marlow" *[seal affixed]*
Registration Number 20474
November 03, 2004